UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHEMBIO DIAGNOSTICS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

163572100
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

Schedule 13G

CUSIP No.: 163572100	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	3,177,970
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	3,177,970
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,177,970
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 163572100	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL OFFSHORE FUND, INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	- 0 -
	6.	Shared Voting Power	3,177,970
	7.	Sole Dispositive Power	- 0 -
	8.	Shared Dispositive Power	3,177,970
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,177,970
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 163572100	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DANIEL I. WARSH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	102,796
	6.	Shared Voting Power	3,177,970
	7.	Sole Dispositive Power	102,796
	8.	Shared Dispositive Power	3,177,970
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,766
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person: IN

Schedule 13G

CUSIP No.: 163572100	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Chembio Diagnostics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3661 Horseblock Road, Medford, New York 11763

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)          Crestview Capital Partners, L.L.C. (“Crestview Partners”);

ii)         Crestview Capital Offshore Fund, Inc. (“Crestview Offshore”); and

iii)        Daniel I. Warsh (“Mr. Warsh”).

Robert M. Hoyt, a former manager of Crestview Partners, resigned effective September 1, 2010, and is therefore no longer a Reporting Person.

This Statement relates to Shares (as defined herein) held for the account of Crestview Offshore.  Crestview Partners is the investment manager of Crestview Offshore.  Mr. Warsh is a director of Crestview Offshore and manager of Crestview Partners.  In such capacities, the Reporting Persons may be deemed to have voting and dispositive powers over the Shares held for the account of Crestview Offshore.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Crestview Partners and Mr. Warsh is c/o Crestview Capital Funds, 716 Oak Street, Winnetka, IL 60093.

The address of the principal business office of Crestview Offshore is c/o Genesis Fund Services Limited, 4th Floor, 308 East Bay Street, P.O. Box N-9058, Nassau, Bahamas.

Item 2(c).	Citizenship:

i)          Crestview Partners is an Illinois limited liability company;

ii)         Crestview Offshore is a Bahamian international company; and

iii)        Mr. Warsh is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Schedule 13G

CUSIP No.: 163572100	Page 6 of 9 Pages

 Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

163572100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2010:

(a)          Crestview Partners may be deemed to be the beneficial owner of 3,177,970 Shares.  This amount consists of 3,177,970 Shares held for the account of Crestview Offshore.

(b)          Crestview Offshore may be deemed to be the beneficial owner of 3,177,970 Shares held for its account.

(c)           Mr. Warsh may be deemed to be the beneficial owner of 3,280,766 Shares held individually and for the account of Crestview Offshore.  This amount consists of 3,177,970 Shares held for the account of Crestview Offshore; and 102,796 Shares held individually.

Item 4(b)	Percent of Class:

Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 62,188,151 Shares outstanding as of November 2, 2010.  On this basis:

(a)           The number of Shares of which Crestview Partners may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding;

(b)           The number of Shares of which Crestview Offshore may be deemed to be the beneficial owner constitutes approximately 5.1% of the total number of Shares outstanding; and

(c)           The number of Shares of which Mr. Warsh may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding.

Item 4(c)	Number of Shares of which such person has:

Crestview Partners:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,177,970
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,177,970

Schedule 13G

CUSIP No.: 163572100	Page 7 of 9 Pages

Crestview Offshore:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,177,970
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,177,970

Mr. Warsh:
(i) Sole power to vote or direct the vote:	102,796
(ii) Shared power to vote or direct the vote:	3,177,970
(iii) Sole power to dispose or direct the disposition of:	102,796
(iv) Shared power to dispose or direct the disposition of:	3,177,970

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

CUSIP No.: 163572100	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL OFFSHORE FUND, INC.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Director

DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

January 12, 2011

Schedule 13G

CUSIP No.: 163572100	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Chembio Diagnostics, Inc. dated as of January 12, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL OFFSHORE FUND, INC.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Director

DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

January 12, 2011